FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2004

Pan American Silver Corp

(Translation of registrant's name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: August 26, 2004

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE SECURITIES ACT (British Columbia)

and similar provisions of other applicable legislation

ITEM 1.

REPORTING ISSUER

Pan American Silver Corp. (the "Company")

1500 - 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

August 26, 2004

ITEM 3.

PRESS RELEASE

A press release was issued by the Company on August 26, 2004 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announced it has concluded the purchase of an 88% interest in the Morococha silver mine in central Peru for $36 million. The remaining 12% is held by a number of Peruvian investors.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Pan American Silver Corp. is pleased to announce it has concluded the purchase of an 88% interest in the Morococha silver mine in central Peru for $36 million. The remaining 12% is held by a number of Peruvian investors.

Year-to-date the Morococha mine has produced more than 2 million ounces of silver, together with significant amounts of byproduct zinc, copper and lead, at a cash cost, net of by-product credits, of $3 per ounce of silver. Pan American is expecting to consolidate Morococha's production as of July 1. The addition of Morococha will help reduce Pan American's consolidated cash costs below $3.50 per ounce of silver on a total of more than 11.5 million ounces of production in 2004, rising to a forecast 14.5 million ounces in 2005.

Under the acquisition agreement, the profits generated by the Morococha operation since the first of the year are retained in Compania Minera Argentum SA (Argentum), the entity that holds most of the Morococha assets. At closing Argentum had in excess of

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

$5.2 million in working capital. In addition, Pan American will receive immediate benefits from the synergies generated between Morococha and its other Peruvian assets, particularly the Huaron mine which is located only 80 km away.

Morococha hosts a very large and prolific network of veins and replacement bodies within a mineral rights package covering 11,620 hectares of historically productive and highly prospective concessions. Pan American will now begin a two-year, 46,000 meter exploration drilling program to convert the property's resources into reserves and to exploit its outstanding exploration potential. The Company also intends to carry out a program of increased mine development and mill upgrades to enable long-term production of approximately 4 million ounces of silver annually at a cash cost below $2.50 per ounce.

ITEM 6.

RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

SENIOR OFFICER

For further information, please contact:

Name:

Brenda Radies

Office:

Vice President Corporate Relations

Telephone:

(604) 684-1175

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 26th day of August, 2004.

"Signed"

Brenda Radies Vice President, Corporate Relations

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE SECURITIES ACT (British Columbia)

and similar provisions of other applicable legislation

ITEM 1.

REPORTING ISSUER

Pan American Silver Corp. (the "Company")

1500 - 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

August 20, 2004

ITEM 3.

PRESS RELEASE

A press release was issued by the Company on August 20, 2004 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announced it has filed a prospectus supplement to its base short form shelf prospectus dated January 26, 2004 with securities commissions in British Columbia, Alberta, Manitoba and Ontario and a corresponding prospectus supplement with the United States Securities and Exchange Commission under its previously filed registration statement which became effective on January 26, 2004.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Pan American Silver Corp.'s (NASDAQ:  PAAS; TSX:  PAA) has filed a prospectus supplement to its base short form shelf prospectus dated January 26, 2004 with securities commissions in British Columbia, Alberta, Manitoba and Ontario and a corresponding prospectus supplement with the United States Securities and Exchange Commission under its previously filed registration statement which became effective on January 26, 2004.  The purpose of this filing was to register in the United States the issuance of common shares to U.S. persons upon the exercise of the approximately 3.8 million warrants of the Company issued in February 2003 in connection with the Company's acquisition of Corner Bay Silver Inc.  These outstanding warrants have an exercise price of Cdn$12.00 and expire on February 20, 2008.  The Company does not intend to utilize these filings or any supplements thereto in connection with any share issuance other than upon the exercise of these warrants by U.S. holders.  These filings allow the Company to make offerings of up to Cdn$45,819,960 million of common shares upon the exercise of

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

the above warrants up to February 26, 2006 to potential purchasers in the filing provinces and the United States.

ITEM 6.

RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

SENIOR OFFICER

For further information, please contact:

Name:

Brenda Radies

Office:

Vice President Corporate Relations

Telephone:

(604) 684-1175

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 23rd day of August, 2004.

"Signed"

Brenda Radies Vice President, Corporate Relations

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